UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2017

COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED

(Translation of registrant's name into English)

No. 21 Sheng Ming Yuan Road, Changping District, Beijing 102206

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Progress on the Payment for Seed Production Assets

Beijing Shihui Agricultural Development Co. Ltd. (“Shihui”), to which Origin Agritech Limited (“Company”) has sold its seed production and distribution business at an initial closing in September 2017, has informed the Company that it has obtained approval from a bank lender for a revolving credit agreement. Because of bank processing practices and year end practicalities, Shihui has requested and the Company has granted an extension for payment of the unpaid portion of the purchase price for the assets until end of December 2017. Additionally, the second closing on assets that Shihui has agreed to purchase, which includes the headquarters building of the Company in Beijing, will be delayed until the end of January 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Dr. Gengchen Han
Name:	Dr. Gengchen Han
Title:	Chairman

Dated: December 15, 2017

EXHIBIT

Exhibit Number	Description

99.1	Press Release Dated December 15, 2017